UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 9, 2010

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Reports Third Quarter 2010 Results
One-time inventory provision for Quinvaxem® stock of €22.8 million.

Total revenues and other operating income of €89.5 million compared to €94.3 million in the same period in 2009.
Operating loss of €31.1 million compared to operating profit of €15.5 million in Q3 2009. Net loss of €27.0 million compared to net profit of €10.0 million in Q3 2009 due to write-downs of Quinvaxem® inventory.
Undiluted EPS of minus €0.33 compared to €0.15 in the same quarter of 2009.

Change of 2010 guidance: total revenues and other operating income1 for the full year expected to be in-line with 2009 levels. Due to the one-time provision, operating loss for the year expected to be €20-25 million.

Leiden, the Netherlands (November 9, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced its financial results for the third quarter of 2010, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Business Highlights:

•	On October 28, 2010 Crucell announced that it has put a temporary hold on all shipments of Quinvaxem® and Hepavax-Gene®. Crucell also suspended production at the Shingal facility in Korea as the sterile operation had been compromised during recent operations. Current analysis indicates that a microbiological contamination has occurred and investigation into the root cause is ongoing. The Shingal facility was already scheduled to be vacated next year. The operations in our new Incheon facility are not affected. There are no concerns in terms of product safety in relation to the use of any of the vaccines that have already been distributed. All products currently in the market were manufactured in compliance with GMP regulations and have passed all release tests, including, without exception, all sterility analyses.The investigation into the root cause of the contamination is progressing well and actions are being taken to resume manufacturing at the Shingal facility in the coming weeks. The company has taken a €22.8 million inventory provision on all Quinvaxem® stock. Crucell’s responsibility to the children in developing countries is paramount and we have committed all required resources to resolve this issue expeditiously. We are working with all stakeholders to understand the circumstances surrounding these events and to assess the situation.

•	On October 6, 2010 Johnson & Johnson and Crucell announced an agreement whereby Johnson & Johnson, through an affiliate, would acquire all outstanding equity of Crucell that it does not already own for

1 In guidance currencies = EUR/USD rate of 1.41

•	approximately €1.75 billion in a recommended cash tender offer; this reflects an intended all cash offer of €24.75 per share for all outstanding shares not already owned by Johnson & Johnson. As reported by Johnson& Johnson in the press release, Crucell would become the center for vaccines within the Johnson & Johnson pharmaceutical group whilst retaining its innovative and entrepreneurial culture and dedicated employees. Crucell expects that it would further accelerate and expand its product and pipeline development, as well as its ability to provide vaccines to people around the world, as a Johnson & Johnson company.

•	On October 29, 2010 Johnson & Johnson and Crucell reported that the companies are making progress on the preparations for the intended public offer. Johnson & Johnson reported that it currently expects to request and obtain the final approval of the offer document from the AFM and to be in a position to launch the Offer before the end of November, as previously announced.

•	Crucell today announces the start of a discovery program leading to the development and commercialization of an Human Papilloma Virus (HPV) vaccine. This discovery program is part of the existing strategic collaboration with Johnson & Johnson, through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., signed in September 2009, to develop innovative products, including antibodies for influenza prevention and treatment.

•	DSM and Crucell announced an expansion of the activities in their existing joint venture, the PERCIVIA PER.C6® Development Center (Cambridge, Massachusetts, United States), to transform the company from a development center into a full biopharmaceutical company for the development of PER.C6®-based biobetter proteins and monoclonal antibodies as well as global licensing of the PER.C6® human cell line for production of third party monoclonal antibodies and other proteins.

•	Crucell and the Aeras Global TB Vaccine Foundation announced the start of a Phase II clinical trial in infants of the jointly developed tuberculosis vaccine candidate, AERAS-402/Crucell Ad35.
•	Crucell announced that the International AIDS Vaccine Initiative (IAVI) has started with a Phase I clinical trial to evaluate the safety and immunogenicity of two preventive AIDS vaccine candidates.

Financial Highlights:

•	The Company announced combined total revenues and other operating income of €89.5 million, compared to €94.3 million in the third quarter of 2009. The decrease was driven by a decline in respiratory vaccine sales.

•	Product sales were €72.8 million, representing sales of paediatric vaccines (67%), travel and endemic vaccines (14%), respiratory vaccines (14%), and other products (5%). Higher sales of paediatric vaccines were more than off-set by lower sales of respiratory vaccines due to a later start of the flu season.

•	Gross margins were 7%, compared to 39% in the third quarter of 2009. Gross margins were significantly impacted by the provision for Quinvaxem® inventory, pricing of Quinvaxem® sales, variation in product mix and negative operating variances.

•	Research and development (R&D) expenses increased to €26.8 million, compared to €16.5 million in the third quarter of 2009 as R&D program spending accelerated in line with guidance.
•	Operating loss of €31.1 million for the third quarter, compared to €15.5 million operating profit in the same period of 2009.
•	Net loss of €27.0 million for the third quarter of 2010, compared to a net profit of €10.0 million in the third quarter of 2009. Net loss per share of €0.33, compared to a net profit per share of €0.15 in the same period of 2009.

•	Cash from operating activities decreased to €17.3 million compared to €72.1 million in the same period of 2009. In the third quarter of 2009 the cash received from the Johnson & Johnson collaboration, relating to the development programs, was included in the cash from operating activities.

•	Cash from investing activities amounted to €29.1 million in the third quarter, which is mainly due to reclassification of financial deposits.
•	Net cash from financing activities in the quarter amounted to €0.2 million compared to €235.0 million in the same period of 2009, as the third quarter of 2009 included the 18% equity stake of Johnson & Johnson.

•	Cash and cash equivalents increased by €46.6 million during the third quarter to €292.1 million.

Key Figures: (€ million, except net result per share)

Third Quarter				Nine months ended September 30

2010	2009	Change		2010	2009	Change
unaudited	unaudited			unaudited	unaudited

			Total revenues and
			other operating
89.5	94.3	(5)%	income	283.8	246.7	15%

			Operating
(31.1)	15.5		profit/(loss)	(22.3)	21.0

(27.1)	10.0		Net profit/(loss)	(20.1)	8.4

			Net result per share
(0.33)	0.15		(basic)	(0.25)	0.13

Crucell's Chief Executive Officer Ronald Brus said:

“Resolving the contamination issue in our Shingal facility is our number one priority. We are totally committed to provide children in developing countries with the highest quality vaccines. We have mobilized all required resources to investigate and correct the problem so we can resume shipments in the coming weeks.

We are working together with all stakeholders to understand and correct the root cause of the contamination. We have no concerns about the safety of our products in the market, which have passed all release tests. We remain confident in the safety and quality of our most important paediatric vaccine Quinvaxem® and its role to protect children in the developing world against five important infectious diseases.

In October we reached an agreement with Johnson & Johnson for an intended all cash offer of €24.75 per share. We will hold an informational EGM on December 10, 2010 to discuss the offer in more detail with our shareholders. The Crucell Boards fully support this offer as this potential transaction creates a powerful platform for vaccine development. This potential transaction would allow Johnson & Johnson to invest in the development of Crucell’s products and pipeline and support Crucell’s mission to increase the number of people around the globe protected from infectious diseases.”

Product Sales Update:
Product sales in the third quarter of 2010 decreased 13% over the same quarter in 2009 to €72.8 million and represent sales of paediatric vaccines (67%), travel and endemic vaccines (14%), respiratory vaccines (14%), and other products (5%). Higher sales of paediatric vaccines were more than off-set by lower sales of respiratory vaccine sales due to a later start of the flu season.

Paediatric vaccines
Crucell has established that recently the sterile operation of our Shingal facility (Korea) had been compromised. As a precautionary measure we have put a temporary hold on all shipments of Quinvaxem® and Hepavax-Gene® that were planned for delivery. The investigation into the root cause of the contamination is progressing well and actions are being taken to resume manufacturing at the Shingal facility in the coming weeks. The company has taken a €22.8 million inventory provision on all Quinvaxem® stock, related to the contamination.

All products currently in the market have passed all release tests, including, without exception, all sterility analyses. There are no concerns in relation to the use of any of the material that was distributed in terms of product safety.

In the third quarter, Quinvaxem® sales were strong due to additional demand from UNICEF and PAHO.

Travel and endemic vaccines
After a strong first half of this year, travel sales in the third quarter of 2010 were flat compared to the same quarter of last year. We continue to see progress in upscaling the production process, required to prepare for introduction of Epaxal® in the US.

Respiratory vaccines
Sales of Crucell’s influenza vaccine Inflexal® V in the quarter were lower due to strong comparables in the same quarter last year driven by a strong flu season last season. Due to limited availability of flu antigen and weaker overall demand, fourth quarter 2010 sales of Inflexal® V are expected to be lower than the fourth quarter in 2009.

Research & Development Highlights:
•	Human Monoclonal Antibodies against a broad range of Influenza strains (pre-clinical): In September 2009 Johnson & Johnson (JNJ), through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., and Crucell entered into a strategic collaboration for the development and commercialization of a universal monoclonal antibody product (flu-mAb) for the treatment and prevention of influenza. An important activity in the development of this flu-mAb has been the first production of this antibody product in a mobile and fully disposable FlexFactory®. In addition the strategic collaboration involves four innovative discovery programs focusing on the development and commercialization of a universal influenza vaccine as well as vaccines directed against three other infectious and non-infectious disease targets – including RSV and HPV (see below). Activities for the universal influenza vaccine, which started in January, are ongoing. The universal influenza vaccine will be designed based on specific epitopes of our broadly cross-neutralizing influenza antibodies. The selection of the other innovation targets is ongoing.
•	Therapeutic Human Papilloma Virus (HPV) Vaccine (pre-clinical): Today Crucell announces the start of a discovery program leading to the development and commercialization of an HPV vaccine. Genital infection with HPV is very common in both men and women and usually spontaneously cleared within one year after infection. In about 1% of individuals, however, HPV persists, ultimately resulting in genital neoplastic lesions. This discovery program is part of the strategic collaboration with JNJ (see above).

•	Influenza - Seasonal Influenza Vaccine: Crucell has commenced with the development of a cell-based influenza vaccine. The introduction of cell-based Inflexal® V will be the next important step for Crucell’s respiratory franchise. Combining Crucell’s high density PER.C6® production system with the company’s proprietary virosomal technology creates a cutting-edge method to produce Inflexal® antigens both at large scale, at very competitive cost levels and earlier in the season. Crucell expects to apply for licensure in 2014.

•	AIDS/HIV Vaccine (Phase I): In April 2008, Crucell announced the start of a Phase I clinical study of the novel recombinant HIV vaccine. The preliminary results of this Phase I study were updated at the AIDS Vaccine 2010 conference in Atlanta, GA in Sept 2010 confirming the safety and immunogenicity of this HIV candidate vaccine vector.

In August 2010 Crucell announced its participation in an international Phase I clinical trial in the United States and Africa of a combination of two AdVac®-based AIDS vaccine candidates, Ad26.ENVA.01 and Ad35-ENV, in healthy adults who are not infected with HIV. The clinical trial has started in October 2010 and will be led by the International AIDS Vaccine Initiative (IAVI), representing a collaboration between IAVI, Crucell, the Ragon Institute, and Beth Israel Deaconess Medical Center (BIDMC), a major teaching hospital of Harvard Medical School.

The Ad26.ENVA.01 vaccine candidate used in this study is manufactured by Crucell, while the Ad35-ENV vaccine is developed by IAVI. Both vaccines candidates are based on Crucell’s proprietary AdVac® technology. The planned Phase 1 trial of the vaccine combination, which follows a Phase I trial of the Ad35-ENV vaccine by IAVI and a Phase I trial of Ad26.ENVA.01 by the Harvard–Crucell consortium, supported by the National Institute of Allergy and Infectious Diseases (NIAID), represents a key step towards proof of concept studies to evaluate the efficacy of the vaccine combination in humans.

•	Tuberculosis Vaccine (Phase II): To date, data from all AERAS-402/Crucell Ad35 trials support the immunogenicity and acceptable safety profile of the TB candidate vaccine at all dose levels evaluated.
A Phase II clinical trial in infants of AERAS-402/Crucell Ad35 started in October 2010. The main objective of the trial is to test the safety and efficacy of the TB vaccine candidate in infants previously vaccinated with the Bacille Calmette-Guérin (BCG) vaccine, which is currently the only vaccine licensed to help prevent TB. The first part of this clinical trial, which is conducted in Kenya, will establish the optimal dosing regimen. The selected regimen will then be tested in the second part of the trial, planned to begin in 2011 in Kenya, Mozambique, South Africa and Uganda.

•	Rabies Human Monoclonal Antibody Combination/CL184 (Phase II): Crucell’s monoclonal antibody combination against rabies is being developed in collaboration with sanofi pasteur using Crucell’s PER.C6® manufacturing technology. The Indian authorities released the material for the additional Phase II study in India. This start of this trial is now imminent. This study is designed to collect safety and neutralizing activity data of the CL184 antibody in combination with the vaccine in a simulated rabies post-exposure prophylaxis setting.

Korean Production Facility:

In October 2008 Crucell announced that an agreement was reached to relocate Crucell’s Korean production facility from the Shingal site in Yongin City, Korea to the Incheon Free Economic Zone, Korea. Construction activities at the new site started in December 2008 and technical completion was reached within 13 months. First test runs started in May 2010 and are progressing according to plan. The results of the comparability studies done to date are fully satisfactory and most of the comparability work will be completed before the end of this year. The operations in the new Incheon facility are not affected by the contamination in the old factory. The new facility will enable the further growth and highly efficient production of Quinvaxem® and Hepavax-Gene®, with a capacity of over 100 million doses annually.

Manufacturing & Licensing Agreements:

•	Crucell today announces that UK-based Eden Biodesign Limited, signed a non-exclusive Vendor Network Agreement, whereby Eden has become a pre-approved authorized provider of services for contract manufacturing on Crucell's proprietary PER.C6® cell-line technology. Under the terms of the agreement Eden will be able to offer Contract Manufacturing Services to Crucell's PER.C6® licensees in the field of vaccines and gene therapy. Financial details of the agreement were not disclosed. [Oct 2010]

PERCIVIA:

DSM and Crucell have expanded the activities in their existing joint venture, the PERCIVIA PER.C6® Development Center (Cambridge, Massachusetts, United States), to transform the company from a development center into a full biopharmaceutical company for the development of PER.C6®-based biobetter proteins and monoclonal antibodies as well as global licensing of the PER.C6® human cell line for production of third party monoclonal antibodies and other proteins.

The joint venture, in which DSM and Crucell will each hold an equal equity share, will be known as PERCIVIA LLC. The joint venture will broaden its scope and will focus on proprietary development of PER.C6®-based biobetter proteins and monoclonal antibodies, initially to early clinical stages.

Patents:

In Q3 2010 Crucell was granted a total of 34 patents, including patents for:

•	Aspects of PER.C6® recombinant protein glycoform expression technology, in the U.S.
•	Different aspects of improved adenoviral AdVac® vectors, in India, in Canada and in Singapore
•	Cell lines for improved adenovirus production, in Australia
•	Elements of STAR® technology, in Europe, in Singapore and in the U.S.
•	Chimeric adenoviruses that can target different specific cell types, in the U.S.
•	Improvements in influenza virus isolation using PER.C6® technology, in Korea
•	Genetically engineered Vibrio choleraestrains, in Europe

Financial Review Third Quarter 2010

Total Revenues and Other Operating Income
The Company announced combined total revenues and other operating income of €89.5 million, compared to €94.3 million in the third quarter of 2009. The decrease was driven by a decline in respiratory vaccine sales.

Product sales in the third quarter of 2010 decreased 13% over the same quarter in 2009 to €72.8 million and represent sales of paediatric vaccines (67%), travel and endemic vaccines (14%), respiratory vaccines (14%), and other products (5%).

License revenues were €5.2 million in the third quarter, compared to €3.8 million in the third quarter of 2009. The increase is mainly due to the recognition of revenues from the JNJ collaboration which was signed in September 2009.

Service fees for the quarter were €4.6 million, compared to €2.4 million in the same quarter of 2009. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other operating income was €6.9 million for the quarter, compared to €4.4 million in the third quarter of 2009, reflecting a higher level of R&D reimbursements and one-time transactions.

Cost of Goods Sold
Cost of goods sold for the third quarter of 2010 amounted to €77.0 million compared to €55.1 in the same quarter of the prior year. €75.5 million represents product costs; and €1.5 million the cost of service and license activities.

Gross margins were 7%, compared to 39% in the third quarter of 2009. Gross margins were significantly impacted by the provision for Quinvaxem® inventory, pricing of Quinvaxem® sales, variation in product mix and negative operating variances.

Expenses
Total expenses consisted of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the third quarter were €43.6 million, representing a €19.9 million increase over the same period in 2009, driven by an increase in R&D expenses and the positive effect of the reversal of impairment in the third quarter of 2009.

R&D expenses for the third quarter amounted to €26.8 million, representing an increase of €10.3 million versus the third quarter of 2009 as R&D program spending accelerated in line with guidance.

SG&A expenses for the quarter were €16.7 million compared to €15.2 million in the third quarter of 2009. This increase was mainly due to higher M&S expenses, partly as a result of the set-up of the new UK office.

Operating loss of €31.1 million for the third quarter, compared to an operating profit of €15.5 million in the same period of 2009.

Net Result
Net loss of €27.0 million was reported for the third quarter of 2009, compared to a net profit of €10.0 million in the third quarter of 2009. Net loss per share is €0.33, compared to a net profit per share of €0.15 in the same period of 2009.

Balance Sheet
Tangible fixed assets amounted to €239.3 million on September 30, 2010. Intangible assets amounted to €82.6 million, including acquired in-process research and development, developed technology, patents and trademarks, the value of customer and supplier relationships, and capitalized IT investments.

Investments in associates and joint ventures amounted to €13.5 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on September 30, 2010 amounted to €773.9 million. A total of 81.7 million ordinary shares were issued and outstanding on September 30, 2010.

Cash Flow and Cash Position
Cash and cash equivalents increased by €46.6 million during the third quarter to €292.1 million. Short term financial assets include deposits with maturities over 90 days for an amount of €52.5 million. This reduction of €47.6 million was due to the reclassification of longer term deposits, where the deposit maturity was reduced to 3 month or less.

Cash from operating activities decreased to €17.3 million compared to €72.1 million in the same period of 2009. In the third quarter of 2009 the cash received from the Johnson & Johnson collaboration was included in the cash from operating activities.

Cash from investing activities amounted to €29.1 million in the third quarter, which is mainly due to reclassification of financial deposits.

Net cash from financing activities in the quarter amounted to €0.2 million compared to €235.0 million in the same period of 2009, as the third quarter of 2009 included the 18% equity stake of Johnson & Johnson.

Notes to the Condensed Consolidated Interim Financial Statements
The notes to Crucell’s Financial Statements for the nine months period ended September 30, 2010 are available on www.crucell.com.

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell's core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’ and in our second quarter 2010 financial results, as filed with the Securities and Exchange Commission on August 17, 2010 in the section entitled ‘Risk Paragraph’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

EGM information
Crucell will convene an Extraordinary General Meeting of Shareholders on December 10, 2010 in Amsterdam, the Netherlands, to discuss the intended offer of Johnson & Johnson for all outstanding shares of Crucell not already owned by Johnson & Johnson. The statutory meeting for shareholders as required by Dutch takeover regulations will be held in January, 2011 in Amsterdam, the Netherlands (six business days prior to the expiration of the acceptance period of the offer).

For further information please contact:
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in EUR '000 (except per share data)

	9 months ended		Third quarter
	September 30,

	2010	2009	2010	2009
	unaudited	unaudited	unaudited	unaudited

Product sales	228,163	213,262	72,787	83,696
License revenues	23,048	11,742	5,178	3,763
Service fees	6,095	7,791	4,602	2,429

Total revenue	257,306	232,795	82,567	89,888

Cost of product sales	-184,208	-131,514	-75,528	-53,120
Cost of service and license fees	-2,137	-6,919	-1,498	-2,027

Total cost of goods sold	-186,345	-138,433	-77,026	-55,147

Gross margin	70,961	94,362	5,541	34,741

Government grants	12,654	3,831	2,964	1,805
Other income	13,790	10,056	3,948	2,574

Total other operating income	26,444	13,887	6,912	4,379

Research and development	-70,164	-47,796	-26,839	-16,527
Selling, general and administrative	-49,528	-47,576	-16,731	-15,239
(Reversal of) impairment		8,107		8,107

Total other operating expenses	-119,692	-87,265	-43,570	-23,659

Operating profit/(loss)	-22,287	20,984	-31,117	15,461

Financial income & expenses	2,523	-3,694	580	-879
Results investments in non-consolidated companies	1,007	311	-563	86

Profit/(loss) before tax	-18,757	17,601	-31,100	14,668

Income tax	-1,342	-9,220	4,054	-4,647

Profit/(loss) for the period	-20,099	8,381	-27,046	10,021

Net profit/(loss) per share - basic	-0.25	0.13	-0.33	0.15
Weighted average shares outstanding - basic ( in '000)	81.637	66.540	81.727	66.938

Net profit per share - diluted	-0.25	0.12	-0.33	0.15
Weighted average shares outstanding - diluted (in '000)	81.637	68.129	81.727	68.527

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in EUR '000

	9 months ended		3 months ended
	September 30,		September 30,

	2010	2009	2010	2009
	unaudited	unaudited	unaudited	unaudited

Profit/(loss) for the period	-20,099	8,381	-27,046	10,021

Foreign currency translation	43,513	4,290	-2,046	9,144
Unrealized result on available for sale securities	4,575	5,032	1,965	881
Actuarial gains / losses on pensions	-1,251		-446
Result unrealized cash flow hedges	1,264	913	1,196	-423

Other comprehensive income for the period	48,101	10,235	669	9,602

Total comprehensive income for the period	28,002	18,616	-26,377	19,623

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in EUR '000

	September 30,	June 30,	December 31,

	2010	2010	2009
	unaudited	unaudited	audited

ASSETS
Non-current assets
Property, plant and equipment	239,297	229,087	192,615
Intangible assets	82,604	83,252	75,398
Goodwill	51,966	52,574	46,824
Investments in associates and joint ventures	13,481	14,977	11,433
Net pension asset	3,255	3,291	2,923
Available-for-sale investments	15,087	13,086	10,441
Other financial assets	16,414	15,897	16,426

	422,104	412,164	356,060

Current assets
Cash and cash equivalents	292,123	245,494	327,837
Financial assets, short-term	56,611	100,896	100,286
Trade accounts receivables	66,354	80,487	87,031
Inventories	108,137	123,150	118,420
Other current assets	24,812	21,285	21,497

	548,037	571,312	655,071

TOTAL ASSETS	970,141	983,476	1,011,131

LIABILITIES AND EQUITY
Total equity attributable to equity holders of the parent	773,915	798,201	738,265

Non-current liabilities
Long-term financial liabilities	15,459	15,582	33,533
Long-term provisions	6,770	7,774	6,853
Deferred tax liabilities	16,669	19,717	18,830
Other non-current liabilities and deferred income	43,158	48,142	55,484

	82,056	91,215	114,700

Current liabilities
Accounts payable	63,000	34,846	79,099
Short-term financial liabilities	515	520	18,767
Other current liabilities and deferred income	48,884	49,212	47,512
Tax payable	862	8,959	12,049
Short-term provisions	909	523	739

	114,170	94,060	158,166

Total liabilities	196,226	185,275	272,866

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	970,141	983,476	1,011,131

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in EUR '000

	9 months ended		Third quarter
	September 30,

	2010	2009	2010	2009
	unaudited	unaudited	unaudited	unaudited

Cash flows from/(used in) operating activities
Profit/(loss) before tax for the period	-18,757	17,601	-31,100	14,668

Adjustments
Results of investments in associates and joint ventures	-1,007	-311	563	-86
Financial income and expenses	-1,678	-137	-2,896	372
Amortization	8,680	8,632	3,057	2,927
Depreciation	14,925	15,783	5,697	5,338
(Reversal of) Impairment		-8,107		-8,112
Non-cash change in long-term deferred income and provisions	-15,847	-1,399	-6,202	-252
Stock based compensation	5,342	6,095	1,718	1,898
Other non-cash items	-202	107	57	-36

	-8,544	38,264	-29,106	16,717
Change in net working capital
Trade accounts receivable and other current assets	20,119	-32,805	11,859	-24,907
Inventories	24,946	-31,771	15,472	3,088
Trade accounts payable and other current liabilities	-26,182	26,183	24,556	26,980
Interest paid	-1,587	-2,587	-278	-744
Income taxes paid	-16,288	-2,562	-5,114	-408
Receipts from / (payments of) deferred income and provisions	2,009	50,425	-134	51,353

Net cash from/(used in) operating activities	-5,527	45,147	17,255	72,079

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-45,587	-33,849	-15,540	-16,169
Proceeds from sale of equipment	910	159	105	101
Investments in intangle assets (including goodwill)	-8,221	-3,364	-4,143	-2,095
Proceeds from/(investments in) financial assets	48,159	-99,904	47,557	-100,137
Interest received	2,909	1,436	1,140	269

Net cash from/(used in) investing activities	-1,830	-135,522	29,119	-118,031

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	2,306	239,330	377	232,864
Proceeds from financial liabilities	94	3,056	9	2,947
Repayment of financial liabilities	-37,276	-12,196	-161	-857

Net cash from (used in) financing activities	-34,876	230,190	225	234,954

Effects of exchange rate on cash and cash equivalents	6,519	856	30	1,047

Net increase/(decrease) in cash and cash equivalents	-35,714	140,671	46,629	190,049
Cash and cash equivalents at beginning of the period	327,837	170,969	245,494	121,591

Cash and cash equivalents at end of the period	292,123	311,640	292,123	311,640

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in EUR '000
	Issued	Share	Net unrealized	Hedging	Actuarial gains /	Translation	Accumulated	Total
	capital	premium	gains reserve	reserve	losses	reserve	deficit

At January 1, 2009	15,800	743,746	3,254	-685	1,214	-32,852	-277,943	452,534
Issue of shares	3,704	235,626						239,330
Costs share based payment transactions		6,095						6,095
Total comprehensive income for the period			5,032	913		4,290	8,381	18,616

At September 30, 2009	19,504	985,467	8,286	228	1,214	-28,562	-269,562	716,575

At January 1, 2010	19,547	988,996	8,473	57	-5,217	-19,586	-254,005	738,265
Issue of shares	71	2,235						2,306
Costs share based payment transactions		5,342						5,342
Total comprehensive income for the period			4,575	1,264	-1,251	43,513	-20,099	28,002

At September 30, 2010	19,618	996,573	13,048	1,321	-6,468	23,927	-274,104	773,915

Notes to the condensed consolidated interim financial statements
[All amounts are in thousands of Euro, unless otherwise stated]

1 General
1.1 Corporate information
Crucell N.V. (the ‘Company’) is incorporated and domiciled in Leiden, the Netherlands. Its shares are publicly traded on NYSE Euronext Amsterdam (CRXL), and SWX Swiss Exchange Zurich (CRX). Its American Depositary Shares (ADSs) are publicly traded on NASDAQ New York (CRXL). The Company has subsidiaries in the Netherlands, Switzerland, Spain, Italy, Sweden, Korea, the UK and the US (hereinafter the ‘Group’). The Group employed 1,365 people at September 30, 2010 (September 30, 2009: 1,252).

Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Group has a broad development pipeline, with several product candidates based on its unique PER.C6 production technology. The Group licenses its PER.C6 technology and other technologies to the biopharmaceutical industry. There have been no changes to the organizational structure in the nine months of 2010.

On October 6, 2010 Johnson & Johnson and Crucell announced an agreement whereby Johnson & Johnson, through an affiliate, would acquire all outstanding equity of Crucell that it does not already own for approximately €1.75 billion in a recommended cash tender offer; this reflects an intended all cash offer of €24.75 per share for all outstanding shares not already owned by Johnson & Johnson. Crucell will become the center for vaccines within the Johnson & Johnson pharmaceutical group whilst retaining its innovative and entrepreneurial culture and dedicated employees. Combined with the strength of Johnson & Johnson, Crucell can further accelerate and expand our product and pipeline development, as well as our ability to provide vaccines to people around the world.

1.2 Basis of preparation
These condensed consolidated interim financial statements for the nine months period ended September 30, 2010 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed consolidated interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2009 which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. These consolidated interim financial statements were reviewed by our external auditor.

Accounting policies
Except as described below, the accounting policies applied are consistent with those applied in the financial statements for the year ended December 31, 2009 as described in those financial statements.

1

The following revised standard is mandatory for the first time for the financial year beginning January 1, 2010.

IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. All payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group applies IFRS 3 (Revised) prospectively to business combinations as of January 1, 2010.

Not all standards, amendments to standards and interpretations, which are mandatory for the first time for the financial year beginning January 1, 2010 have been listed above as they are not expected to be relevant for the Group or do not vary from our current accounting policies.

Change in accounting policy as of January 1, 2009
As of January 1, 2009, Crucell changed its accounting policy of recognizing actuarial gains and losses for its defined benefit pensions plans. The newly adopted policy requires that all actuarial gains and losses are recognized in ‘other comprehensive income’ in the period which they occur. Prior to this change all actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions were accounted for in line with the ‘corridor’ method, which allowed deferral of these results. The new policy provides more relevant and timely information as all transactions and events of a defined benefit postretirement plan are recognized in the period in which they occur. Comparative amounts were adjusted as if the new accounting policy had always been applied. The change in accounting policy had an effect of € 1.0 million on total equity as of January 1, 2009.

1.3 Estimates and judgments
The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and use of critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements relates to:

•	Revenue recognition;
•	Valuation of deferred tax assets and liabilities;
•	Impairment reviews of property, plant and equipment, intangible assets and goodwill;
•	Valuation of defined benefit plans and share-based payments;
•	Recognition of provisions for litigations and claims; and
•	Valuation of inventories.

2

The above uncertainties, except valuation of inventories, are described in detail in the notes to the financial statements of our Annual Report and Form 20-F for the financial year 2009 as filed with the Autoriteit Financiële Markten (AFM) on April 7, 2010.

Valuation of inventories

Inventories are stated at the lower of cost and net realizable value. Management exercises judgment in determining the valuation of inventory. In Q3 2010, the full carrying value of the Quinvaxem inventory produced during the period that the sterile operations had been compromised was recognized as a period expense. At this stage, Management does not consider it probable that for any Quinvaxem inventory affected future economic benefits will flow to the entity.

Management is not aware of any changes in the nature of uncertainties, changes in estimates of amounts reported in prior interim periods or other changes not included in these notes that should be disclosed.

2 Seasonality
A part of the sales of the Group’s products is exposed to seasonal variations. This is specifically the case for influenza vaccines, as vaccination programs mainly take place in the second half of the year. Furthermore, the travel vaccine portfolio sales are subject to seasonal travel patterns.

3 Credit risk
Credit risk represents the risk of financial loss caused by default of the counterparty. The Group’s principal financial assets are cash and cash equivalents, deposits and trade and other receivables.

Cash and cash equivalents and deposits are placed with numerous financial institutions that meet our credit-rating requirements. In addition, the investments have a low-risk profile as the majority of the investments are short-term deposits with a maturity up to one year. Management does not expect any counterparty to fail to meet its obligations.

The Group holds the following financial assets with financial institutions.

	Duration	September 30,	December 31,
In thousands of Euro		2010	2009

Cash and cash equivalents	On demand	114,135	95,297

Cash and cash equivalents	<3 months	177,988	232,540

Other current assets	< 1 year	52,500	100,000

Other financial assets[1]	> 1 year	13,038	13,023

Total		357,661	440,860

The Group normally trades only with recognized, credit-worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Allowances are recognized for receivable balances deemed uncollectible upon identification.

1 Other financial assets as at September 30, 2010, exclude € 2.2 million of rent-deposits.

3

4 Segmentation
The Group identified the Management board as the ‘chief operating decision maker’. The Management board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance. This led to the identification of one reportable segment, which comprises the development, production and marketing of products that combat infectious diseases.

4.1 Information about major products

In thousands of Euro
	YTD 2010	YTD 2009

Paediatric vaccines	153,262	123,062
Travel vaccines	50,153	46,466
Respiratory vaccines	10,276	26,106
Other vaccines	4,807	7,075
Proteins and other business	9,665	10,553

	228,163	213,262

5 Income taxes
In the first nine months of 2010, the tax charge decreased by € 7,878 or 85.4 % to € 1,342 compared to € 9,220 in the same period prior year. The decrease in tax is mainly caused by less taxable income in Korea, Switzerland and Sweden. In Korea the write-down of Quinvaxem inventory in the amount of € 22,766 reduced the tax charge by € 5,502.

During the first nine months of 2010 the Group had an effective tax rate of -7.2%. This relatively high tax rate is due to the particular structure of our organization. In most of our subsidiaries we realize taxable profits, however, in the Netherlands; we realized a taxable loss for which no deferred tax asset has been recognized. As a result, our tax charges are divided by a loss base which leads to the negative effective tax rate of -7.2%.

We expect our effective tax rate to remain high until we benefit from the tax exemptions in Korea starting in 2012 or until we are able to start generating profits in the Netherlands.

6 Property, plant and equipment

In thousands of Euro

Net book value PPE, January 1, 2010	192,615
Additions	45,587
Disposals	-910
Depreciation charge for the period	-14,925
Effect of movements in exchange rates	16,930

Net book value PPE, September 30, 2010	239,297

4

In the nine months of 2010 the Group invested a total of € 45,587 in property, plant and equipment. These investments mainly related to our new Korean production facility; investments in our facilities in Bern (Switzerland), which will improve current production processes and allow in-house production of materials currently acquired from third parties; and investments in our new filling line in Madrid (Spain).

The remaining contractual commitments for property, plant and equipment for the new Korean production facility in the Incheon, Free Economic Zone, Korea amount to € 3,744 (December 31, 2009: € 15,755).

No impairments or reversals of impairments were recognized in the first nine months of 2010.

7 Intangible assets

In thousands of Euro

Net book value, January 1, 2010	75,398
Additions	8,221
Amortization charge for the period	-8,681
Effect of movements in exchange rates	7,666

Net book value, September 30, 2010	82,604

8 Inventories

In thousands of Euro
	September 30,	December 31,
	2010	2009

Raw materials and consumables	31,498	22,560
Work in progress	59,363	85,667
Finished products	17,276	10,193
	108,137	118,420

In order to be able to meet the demand from the market (e.g. in case of outbreak of a disease) the Group stocks some inventories to a level such that they might not be utilized in one year. Provisions are recognized for obsolete inventory.

On October 28, 2010 Crucell announced that it has put a temporary hold on all shipments of Quinvaxem and Hepavax-Gene. Crucell also suspended production at the Shingal facility in Korea as the sterile operation had been compromised during recent operations. Current analysis indicates that a microbiological contamination has occurred and investigation into root cause is ongoing. The Shingal facility was already scheduled to be vacated next year. The operations in our new Incheon facility are not affected. There are no concerns in terms of product safety in relation to the use of any of the vaccines that have already been distributed. All products currently in the market were manufactured in compliance with GMP regulations and have passed all release tests, including, without exception, all sterility analyses.

5

The investigation into root cause of the contamination is progressing well and actions are being taken to resume manufacturing at the Shingal facility in the coming weeks. The company has taken a €22.8 million inventory provision on all Quinvaxem stock affected. Crucell’s responsibility to the children in developing countries is paramount and we have committed all required resources to resolve this issue expeditiously. We are working with all stakeholders, including authorities and Johnson & Johnson, to understand the circumstances surrounding these events and to assess the situation.

9 Issued share capital and reserves

		Issued	Share
Ordinary shares Issued and fully paid	Shares	capital	Premium

	000	€ 000	€ 000
At January 1, 2009	65,833	15,800	743,746
Issue of shares	15,434	3,704	235,626
Costs share based payment transactions	-	-	6,095

At September 30, 2009	81,267	19,504	985,467

At January 1, 2010	81,446	19,547	988,996
Issue of shares	296	71	2,235
Costs share based payment transactions	-	-	5,342

At September 30, 2010	81,742	19,618	996,573

No dividends were distributed during the nine months of 2010.

Total cash proceeds on share issuances amounts to € 2,306 (same period 2009: € 239,330). The costs of € 5,342 (same period 2009: € 6,095) represent the non-cash period costs for the share-based payment transactions.

10 Share-based payment plans
The Company maintains stock option plans whereby the Remuneration committee of the Supervisory Board may grant options to employees, directors and members of the Supervisory Board.

In the first nine months of 2010 a total number of 270,840 options were exercised under the Company’s stock option plans. In the first nine months of 2010 a total number of 1,238,327 options were granted under the Company’s stock option plans. This includes a total number of 108,824 conditional options granted under the terms of the long-term incentive plan.

Following the cash offer by Johnson & Johnson no new share options were granted any more and the Company announced a closed period for trading in Crucell shares and exercising of options. During this period no options will forfeit.

6

11 Retirement benefit obligations
Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-time events.

12 Short-term and long-term financial liabilities

In thousands of Euro
	September	December
	30, 2010	31, 2009

Mortgage loan	15,807	16,094
Equipment lease	167	17,924
Comprehensive credit limit Korean subsidiary	-	14,990
Mortgage loan korea	-	2,998
Derivatives	-	294

Total financial liabilities	15,974	52,300

Following the strategic agreement with affiliates of JNJ in 2009 and positive earnings the liquidity of the Group improved significantly. Given the solid cash position and current interest yields in the market, the Group has limited needs for external debt. Consequently the Group initiated a program to reduce the level of debt.

Equipment lease
On April 21, 2010 the Group terminated several financial lease contracts by paying the remaining redemptions including a penalty for early payment. The leases mainly related to equipment for our facilities in the Netherlands.

Comprehensive credit limit Korean subsidiary
During the first quarter in 2010 the Group fully repaid its short-term comprehensive credit limit transaction agreements that were entered into by our Korean subsidiary. As at December 31, 2009 an amount of KRW 37 billion (€ 20,855) was drawn under these agreements.

Mortgage loan Korean subsidiary
During the first quarter in 2010 the Group fully repaid its mortgage loan facility that was entered into by our Korean subsidiary. As at December 31, 2009 an amount of KRW 5 billion (€ 2,998) was drawn under this agreement.

7

13 Current and non-current liabilities and deferred income

In thousands of Euro
	September 30, 2010			December 31, 2009

		Non-			Non-
	Current	current	Total	Current	current	Total

Deferred income	20,241	42,695	62,936	21,301	54,980	76,281

Other accruals
and liabilities	28,643	463	29,106	26,211	504	26,715

	48,884	43,158	92,042	47,512	55,484	102,996

Total deferred income decreased by € 13,345, mainly due recognition of € 14,271 deferred income from the Johnson & Johnson collaboration. The decrease was partially offset by receipt of a deferred payment of $ 4,000 from the same collaboration

14 Related parties

14.1 General
The Group has related party transactions and balances with joint venture partners, associates and directors and executive officers. All transactions with related parties were carried out under normal market conditions (arm’s length principle). There are no related party transactions outside the normal course of business. There were no material changes in the nature, scale or scope of related party transactions in the first nine months of 2010 compared with those disclosed in the Financial Statements for the year ended December 31, 2009.

14.2 Remuneration Management Board and Supervisory Board
For detailed descriptions of the remuneration structure for the Members of the Supervisory and Management Board, reference is made to the 'Remuneration policy for Management Board and Supervisory Board' as included in the Corporate Governance section of the 2009 Annual Report and Form 20-F. Any relevant changes are highlighted below.

Remuneration
In 2010, the base salary levels of the Management Board were increased by 6% to 10%. Each year, the Supervisory Board considers whether base salary levels should be adjusted according to external and internal business factors.

Long-term incentive plan
On January 1, 2010, as part of the long-term incentive plan, a total number of 80,670 conditional options were granted to members of the Management Board.

8

At the General Meeting of Shareholders on June 4, 2010, our shareholders approved to increase long term incentive levels in order to bring the compensation package for the Management board more in line with competitive market levels (taking account of AMX-listed companies and direct competitors), as specified below:

Chief Executive Officer	65%
Other Board functions	50%

Options and shares
On March 18, 2010 a number of 40,000 options with an exercise price of € 3.49 were exercised by Ronald Brus, the Company’s CEO. On February 9 and March 3, 2010 a total of 50,000 options with an exercise price of € 5.49 and 20,000 options with an exercise price of € 3.49 were exercised by Leon Kruimer, the Company’s CFO. There were no other exercises of share options held by members of the Management Board or Supervisory Board during the first nine months of 2010.

At the General Meeting of Shareholders on June 4, 2010, our shareholders approved the grant of 150,000 options with an exercise price of €14.43 to Mr. de Jong, the Company’s COO. This option grant is governed by the ordinary employee stock option plan 2008.

Share grants to Supervisory Board
During the first nine months of 2010 a total of 25,000 shares were granted to members of the Supervisory Board, which forms part of their annual remuneration.

15 Litigation
In the first nine months of 2010, there were no material changes to litigation affecting the Group from those disclosed in the Financial Statements for the year ended December 31, 2009.

16 Contingent liabilities or contingent assets
In the first nine months of 2010, there were no material changes to the Group’s commitments and contingent liabilities from those disclosed in the Financial Statements for the year ended December 31, 2009.

17 EGM information
Crucell will convene an Extraordinary General Meeting of Shareholders on December 10, 2010 in Amsterdam, the Netherlands, to discuss the intended offer of Johnson & Johnson for all outstanding shares of Crucell not already owned by Johnson & Johnson. The statutory meeting for shareholders as required by Dutch takeover regulations will be held in January, 2011 in Amsterdam, the Netherlands (six business days prior to the expiration of the acceptance period of the offer).

9

Review report

To the Supervisory Board and Shareholders of Crucell N.V., Leiden, the Netherlands

Introduction
We have reviewed the accompanying condensed consolidated interim financial statements for the 9 month period ended September 30, 2010, of Crucell N.V., Leiden, which comprises the condensed consolidated statement of the financial position as at September 30, 2010, the condensed consolidated statement of income, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flow and the selected explanatory notes for the 9 month period then ended. We have not reviewed the condensed consolidated interim financial statements for the 9 month period ended September 30, 2009. The amounts included for comparative purposes in the condensed consolidated statement of income, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flow have therefore not been reviewed.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review
We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at September 30, 2010, is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Deloitte Accountants B.V.
P.J.M.A. van de Goor
Amsterdam, the Netherlands
November 8, 2010

10

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
November 9, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations